Exhibit 5

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

PROPHASE LABS, INC.

ProPhase Labs, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

1.	Name of Corporation. The name of the corporation is ProPhase Labs, Inc. (the “Corporation”).

2.	Board of Director Approval. The Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable, and calling for the consideration of such amendment at a meeting of the stockholders of the Corporation.

3.	Shareholder Approval. Thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the holders of the necessary number of shares of the Corporation entitled to vote thereon.

4.	Compliance with Delaware General Corporation Law. The amendment to the Certificate of Incorporation of the Corporation set forth below was duly adopted in accordance with the provisions of Section 242 of the DGCL (8 Del. C. § 242).

5.	Amendment. Article 4 of the Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph:

Reverse or Forward Stock Split Authorization. Without further action by the stockholders, the Board of Directors is hereby authorized, at any time or from time to time, to effect one or more reverse or forward stock splits of the Corporation’s Common Stock, at a ratio of not less than one-for-two (1-for-2) and not greater than one-for-ten (1-for-10), with the specific ratio and timing of each split to be determined by the Board of Directors in its discretion, or to determine that no such action shall be taken. In connection with any such stock split, the Board of Directors may, in its discretion, effect a corresponding proportional reduction in the number of authorized shares of Common Stock. Upon the effectiveness of any such stock split, the outstanding shares of Common Stock shall be combined or subdivided, as applicable, and each holder shall hold the number of shares resulting from the application of the applicable ratio, with fractional shares to be rounded or settled in cash as determined by the Board of Directors.

6.	Effectiveness. This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation of ProPhase Labs, Inc., signed by a duly authorized officer this ____ day of November 2025.

By:	Ted Karkus
/s/ Ted Karkus
Chairman of the Board of Directors and Chief Executive Officer